Exhibit 99.1

A2Z Smart Technologies Corp.

CONDENSED INTERIM CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2023

(Unaudited)

(Expressed in US Dollars)

A2Z SMART TECHNOLOGIES CORP.

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2023

(Unaudited)

(Expressed in US Dollars)

2

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

(Expressed in Thousands of US Dollars)

	As at June 30, 2023	As at December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	5,671	2,616
Restricted cash	-	8
Inventories	621	375
Trade receivables, net	1,547	1,373
Other accounts receivable	1,566	2,570
Total current assets	9,405	6,942
Intangible asset - patent, net	2,115	2,207
Goodwill	1,188	1,188
Property, plant and equipment, net	2,059	2,357
Total non-current assets	5,362	5,752

Total Assets	14,767	12,694

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short term loan and current portion of long-term loans	1,155	1,403
Lease liability	257	281
Trade payables	2,692	2,224
Deferred revenues	-	1,373
Other accounts payable	840	956
Total current liabilities	4,944	6,237
Lease liability	447	605
Long term loans	289	341
Provisions	1,466	1,447
Warrant Liability (note 3)	6,249	1,142
Severance payment, net	31	33
Total non-current liabilities	8,482	3,568
Total liabilities	13,426	9,805
Shareholders’ equity (note 4)
Share capital and additional paid in capital	52,944	43,452
Warrant Reserve	30,863	30,863
Accumulated other comprehensive income	(1,409)	(1,634)
Accumulated deficit	(77,936)	(67,395)
	4,462	5,286
Non-controlling interest	(3,121)	(2,397)
Total shareholders’ equity	1,341	2,889
Total liabilities and shareholders’ equity	14,767	12,694

August 14, 2023	“Yonathan De Yonge”	“Joseph Bentsur”
Date of approval of the financial statements	Yonathan De Yonge - Director	Joseph Bentsur President and Chief Executive Officer

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

3

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Unaudited)

(Expressed in Thousands of US Dollars, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Revenues (note 7)	2,860	1,430	7,468	2,876
Cost of revenues	2,222	1,219	5,809	2,389
Gross profit	638	211	1,659	487

Expenses:
Research and development costs	1,220	1,106	2,243	2,171
Sales and marketing costs	359	199	482	282
General and administration expenses	3,797	2,276	7,702	4,122
Operating loss	(4,738)	(3,370)	(8,768)	(6,088)

Loss on revaluation of warrant liability (note 4)	2,749	-	2,344	-
Loss on sale of property, plant and equipment	-	-	-	16
Financial (income) expense	(65)	(5)	153	(7)
Loss before taxes on income	(7,422)	(3,365)	(11,265)	(6,097)
Income tax expense	-	-	-	-
Net loss for the period	(7,422)	(3,365)	(11,265)	(6,097)

Less: Net loss attributable to non-controlling interests	(454)	(416)	(724)	(795)
Net loss attributable to controlling shareholders	(6,968)	(2,949)	(10,541)	(5,302)
	(7,422)	(3,365)	(11,265)	(6,097)
Other comprehensive income (loss)
Item that will not be reclassified to profit or loss:
Adjustments arising from translating of financial statements to presentation currency	574	(425)	225	(997)
Other comprehensive income (loss)	574	(425)	225	(997)

Total comprehensive loss for the period	(6,848)	(3,790)	(11,040)	(7,094)

Less: Comprehensive loss attributable to non-controlling interests	(454)	(410)	(724)	(795)
Comprehensive loss attributable to controlling shareholders	(6,394)	(2,955)	(10,316)	(6,298)
Basic and diluted loss per share	(0.19)	(0.11)	(0.34)	(0.23)
Weighted average number of shares outstanding	33,386,071	27,261,525	32,349,810	27,049,715

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

4

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

(Unaudited)

(Expressed in Thousands of US Dollars)

	Ordinary share capital			Accumulated
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity
Balance - January 1, 2023	30,945,322	$43,452	$30,863	$(1,634)	$(67,395)	$(2,397)	$2,889
Net loss for the period	-	-	-	-	(10,541)	(724)	(11,265)
Adjustments arising from translating financial statements of foreign operations	-	-	-	225	-	-	225
Net comprehensive loss for the period	-	-	-	225	(10,541)	(724)	(11,040)
Issuance of shares in respect of private placement	1,783,561	2,233	-	-	-	-	2,233
Issuance of shares in respect of registered direct offering	3,818,275	4,193	-	-	-	-	4,193
Exercise of RSU’s	30,000	-	-	-	-	-	-
Exercise of warrants	65,000	99	-	-	-	-	99
Share based compensation	-	2,967	-	-	-	-	2,967
Balance - June 30, 2023	36,642,158	52,944	$30,863	(1,409)	(77,936)	(3,121)	1,341

	Ordinary share capital			Accumulated
	Number of shares	Additional paid in capital	Warrant reserve	Other Comprehensive Income	Accumulated deficit	Non-controlling interest	Total Equity
Balance - January 1, 2022	26,326,488	$28,297	$34,763	$(708)	$(50,838)	$(607)	$10,907
Net loss for the period	-	-	-	-	(5,302)	(795)	(6,097)
Adjustments arising from translating financial statements of foreign operations	-	-	-	(997)	-	(12)	(997)
Net comprehensive loss for the period	-	-	-	(997)	(5,302)	(795)	(7,094)
Issuance of shares in respect of crowd funding	74,895	-	-	-	-	-	-
Exercise of warrants	584,207	4,072	(2,795)	-	-	-	1,277
Issuance of shares in respect of Isramat deal (note 3)	273,774	2,089	-	-	-	-	2,089
Exercise of options	16,667	20	-	-	-	-	20
Expiration of warrants	-	51	-	-	-	-	51
Share based compensation	-	111	-	-	-	-	111
Balance - June 30, 2022	27,276,031	34,640	$31,968	(1,705)	(56,140)	(1,402)	7,361

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

5

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars)

	Six months ended
	June 30
	2023	2022

Cash flows from operating activities
Net loss for the period	(11,265)	(6,097)
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization and depreciation	547	303
Share based compensation	2,967	111
Loss on revaluation of warrant liability	2,344	-
Loss on revaluation of contingent liability	19	-
Change in severance liability	(2)	(21)
Change in inventory	(246)	(64)
Change in trade receivables	(174)	367
Change in other account receivables	1,004	(2,211)
Accrued interest on loans and leases	(10)	1
Loss from sale of property, plant and equipment	-	16
Change in accounts payable	468	(151)
Changes in deferred revenues	(1,373)	1,236
Change in other accounts payable	(116)	45
	(5,836)	(6,465)
Cash flows from investing activities
Restricted deposits	8	(14)
Newly consolidated subsidiary (see Appendix B)	-	(879)
Purchase of property, plant and equipment	(157)	(209)
	(149)	(1,102)

Cash flows from financing activities
Issuance of shares and warrants, net	9,189	-
Exercise of options	-	20
Exercise of warrants	99	1,277
Lease payments	(172)	(47)
Repayment of loans	(394)	(282)
Proceeds from receipt of loans	94	429
	8,815	1,398

Decrease in cash and cash equivalents	2,830	(6,169)
Effect of changes in foreign exchange rates	225	(639)
Cash and cash equivalents at beginning of period	2,616	8,470

Cash and cash equivalents at end of period	5,671	1,662

Interest paid during the period	57	6

APPENDIX A: NON-CASH ACTIVITIES
Issuance of shares in respect of Isramat deal	-	2,089

6

A2Z SMART TECHNOLOGIES CORP.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Expressed in Thousands of US Dollars)

APPENDIX B: INVESTMENT IN NEWLY CONSOLIDATED SUBSIDIARIES

	Six months ended
	June 30
	2023	2022

Issuance of the Company’s ordinary shares	-	2,089
Working capital other than cash and cash equivalents	-	(878)
Liability for severance pay fund, net	-	35
Provision for vacation leave	-	49
Property, plant and equipment	-	(636)
Goodwill	-	(1,538)
Total cash and cash equivalents paid	-	(879)

The accompanying notes are an integral part of these Condensed Interim Consolidated financial statements.

7

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

A2Z SMART TECHNOLOGIES CORP. (the “Company” or “A2ZST”) was incorporated on January 15, 2018 under the laws of British Columbia. The head office is located at 1600 – 609 Granville Street, Vancouver, British Columbia V7Y 1C3, and the records and registered office is located at 2200 HSBC Building 885 West Georgia Street, British Columbia, V6C 3E8.

The Company was listed on the NASDAQ Stock Market LLC (“Nasdaq”) starting January 22, 2022, and trades under the symbol “AZ” and on the TSX Venture Exchange (“TSX Venture”) and trades under the symbol “AZ.V”.

The Company owns 76.78% of the common shares of Cust2Mate Ltd (“Cust2Mate”), a technology company focused on providing retail automation solutions, in particular for large grocery stores and supermarkets. The Company’s primary product is the Cust2Mate system which incorporates a “smart cart” which automatically calculates the value of the customers purchases in their smart cart, without having to unload and reload their purchases at a customer checkout point.

The Cust2Mate system offers various features for shoppers and retailers such as product information and location, an on-cart scale to weigh items and automatically calculate costs, bar-code scanner and on-board payment system to bypass checkout lines. In addition, the product includes big data smart algorithms and computer vision capabilities, allowing for customer specific targeted advertising. (“The Cust2Mate Platform”).

The Cust2Mate Platform is being rolled out in Israel and is being marketed throughout the world, with pilot programs in North and South America, Europe and in the Middle East.

The Company’s other activities include the provision of services in the field of services to the military and security markets as well as the development of related products for the civilian markets. Such services include providing maintenance services and container leasing. The Company also provides maintenance services for complex electronic systems and products.

On February 3, 2022, the Company announced the closing of acquisition of Isramat Ltd. This strategic acquisition vertically integrates certain manufacturing capabilities for the production of A2Z’s Cust2Mate smart cart while complementing existing contract manufacturing partnerships to support anticipated worldwide growth.

The Company, through its 80% owned subsidiary, Advanced Automotive Innovations Inc., (“AAI”) continues the development of a product for the automotive market - the FTICS or Fuel Tank Inertia Capsule System which activates automatically in the event of a vehicle collision. This eliminates the danger of fuel tank combustion thereby saving lives and reducing damage.

As of June 30, 2023, the Company had four key subsidiaries, all of which are companies incorporated under the laws of Israel: (1) Cust2mate Ltd. (“Cust2mate”); (2) A2Z Advanced Military Solutions Ltd (“A2Z MS”); (3) A2Z Advanced Solutions Ltd. (“A2Z AS”); and (4) Isramat Ltd., the “Subsidiaries”).

The Company had a net loss of approximately $11.3 million for the six months ended June 30, 2023, and $6.1 million for the six months ended June 30, 2022. The Company has an accumulated deficit of $78 million as of June 30, 2023. The Company has incurred negative cash from operations and net losses for the current and recent periods. The Company financed its operation up to date by issuance of shares and warrants. The Company does not have any material financial cash obligations as of the balance date. The company believes that it has sufficient resources to operate in the foreseeable future with the support of its directors and officers.

These Condensed Interim Consolidated financial statements were authorized for issue by the Board of Directors on August 14, 2023.

8

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 2 – BASIS OF PREPARATION

1.	Significant accounting policy

Statement of Compliance

These unaudited Condensed Interim Consolidated financial statements of the Company are as of June 30, 2023, and presented in US dollars, which is not the functional currency. The functional currency is the NIS. These unaudited interim condensed consolidated financial statements have been prepared in accordance with the requirements of International Accounting Standard IAS 34 “Interim Financial Reporting” as issued by the IASB. They do not include all the information required in annual financial statements in accordance with IFRS and should be read in conjunction with the financial statements of the Company for the year ended December 31, 2022.

The policies applied in these Condensed Interim Consolidated financial statements are based on IFRS effective as of June 30, 2023, and are consistent with those included in the Company’s annual financial statements for the year ended December 31, 2022.

Basis of Consolidation

The financial results of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. Intercompany balances and transactions and any unrealized income and expenses arising from such transactions are eliminated upon consolidation.

Basis of measurement

These consolidated financial statements have been prepared on a going concern basis, under the historical cost basis, except for financial instruments which have been measured at fair value.

2.	Critical Estimates and Assumptions

The preparation of the Company’s financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The Company’s financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the Company’s financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods.

9

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the New Israeli Shekel. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment. During there three and six months ended June 30, 2023, there have been not such changes. The Company’s presentation currency is the U.S. dollar.

The critical judgments and significant estimates in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are the same as at December 31, 2022:

a)	The useful life of property and equipment

Property and equipment are amortized or depreciated over their useful lives. Useful lives are based on management’s estimates of the period that the assets will generate revenue, which are periodically reviewed for continued appropriateness. Changes to estimates can result in significant variations in the amounts charged to the consolidated statement of comprehensive income in specific periods.

b)	Determining the fair value of share-based payment transactions

The fair value of share-based payment transactions is determined upon initial recognition by the Binomial model. The Binomial model is based on share price and exercise price and assumptions regarding expected volatility, term of share option, dividend yield and risk-free interest rate.

c)	Intangible assets and goodwill

Intangible assets and goodwill are tested for impairment annually or more frequently if three is an indication of impairment. The carrying value of intangibles with definite lives is reviewed each reporting period to determine whether there is any indication of impairment. If there are indications of impairment the impairment analysis is completed and if the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and impairment loss is recognized.

d)	Derivative liability – Warrants

The Company uses the Black-Scholes option-pricing model to estimate fair value at each reporting date. The key assumptions used in the model are the expected future volatility in the price of the Company’s Common Shares and the expected life of the warrants.

e)	Going concern

In order to assess whether it is appropriate for the Company to continue as going concern, management is required to apply judgements and make estimates with regards to future cash flow projections. In arriving at this judgement there were several assumptions and estimates involved in calculating the future cash flow projections. These includes making estimates regarding the timing and amounts of future expenditures and the ability and timing to raising additional financing.

3.	New Accounting Standards

A number of amended standards became applicable for the current reporting period. The Company and its subsidiaries did not have to change its accounting policies or make retrospective adjustments as a result of adopting these amended standards:

1.IFRS 17 Insurance Contracts

2.Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

3.Definition of Accounting Estimates – Amendments to IAS 8

4.Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

10

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 3 – WARRANT LIABILITY

a)

June 2023 Warrants

On June 15 and on June 20, 2023, the Company issued an aggregate of 1,909,134 June 2023 Registered Direct Offerings Warrants (as defined below) as part of registered direct offerings (see also note 5(g)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.93) rather than the functional currency of the Company – New Israeli Shekels (NIS). The June 2023 Registered Direct Offerings Warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 99% using the historical prices of the Company, risk-free interest rate of 4.45%, expected life of 2.00 years and share price of CAD2.99.

Level 3 for the period ended on June 30, 2023:

Balance at January 1, 2023	$-
Issuance of June 2023 Registered Direct Offerings Warrants	2,333

Balance at June 30, 2023	$2,333

b)

March 2023 Warrants

On March 20, 2023, the Company issued an aggregate of 891,778 March 2023 Warrants (as defined below) as part of a private placement (see also note 5(f)). The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.35) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 93% using the historical prices of the Company, risk-free interest rate of 3.62%, expected life of 2.00 years and share price of CAD1.74.

Level 3 for the period ended on June 30, 2023:

Balance at January 1, 2023	$-
Issuance of March 2023 Warrants	496

Balance at March 31, 2023	$496
Revaluation at June 30, 2023	1,004

Balance at June 30, 2023	$1,500

11

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 3 – WARRANT LIABILITY (CONTINUED)

For the three- and six-month period ended June 30, 2023, the Company recorded a loss on the revaluation of the March 2023 warrant liability in the amount of $1,004 and $1,004, respectively (for the three- and six-month period ended June 30, 2022 - $nil and $nil, respectively).

c)

November 2022 Warrants

On November 2, 2022, the Company issued an aggregate of 1,489,166 warrants (November 2022 Warrants) as part of a private placement. The warrants were issued with an exercise price denominated in Canadian Dollars (CAD2.35) rather than the functional currency of the Company – New Israeli Shekels (NIS). The warrants are exercisable for a period of 2 years from the issue date. The Black-Scholes option pricing model was used to measure the warrant liability with the following assumptions: volatility of 110% using the historical prices of the Company, risk-free interest rate of 3.94%, expected life of 2.00 years and share price of CAD1.56.

Level 3 for the period ended on June 30, 2023:

Balance at January 1, 2022	$-
Issuance of November 2022 Warrants	894
Revaluation at December 31,2022	248

Balance at December 31, 2022	$1,142
Revaluation at March 31, 2023	$(405)

Balance at March 31, 2023	$737
Warrant exercises (note 4(d))	$(66)
Revaluation at June 30, 2023	1,745
Balance at June 30, 2023	$2,416

For the three-and six-month period ended June 30, 2023, the Company recorded a loss on the revaluation of the November 2022 warrant liability in the amount of $1,745 and $1,362, respectively (for the three- and six-month period ended June 30, 2022 - $nil and $nil, respectively).

12

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 4 - SHAREHOLDERS EQUITY

a)	During the six months ended June 30, 2022, the Company issued 584,207 shares in respect of 584,207 warrants that were exercised for gross proceeds of $1,277 (note 5 (a)).

b)	On February 3, 2022, the Company issued the shareholders of Isramat 273,774 common shares in the capital of the Company in respect of the acquisition of Isramat. Total value of the shares issued was $2,089.

c)	On February 11, 2022, the Company issued 74,985 shares to a trustee in respect of a crowd funding transaction that was completed in 2019, for which shares were not immediately issued until the completion of an Israeli tax ruling which was only finalized in late 2021.

d)	During the six months ended June 30, 2023, the Company issued 65,000 shares in respect of 65,000 warrants that were exercised for gross proceeds of $99 (note 3 (c) and note 5 (a)).

e)	During the six months ended June 30, 2023, the Company issued 30,000 shares in respect of 30,000 RSU’s that were exercised (note 5 (c)).

f)	On March 20, 2023, the Company closed a private placement for gross proceeds of $2,604 through the issuance of 1,783,561 units (“Units”) at a price per Unit of US$1.46 (CAD$1.95). Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 891,778 Warrants were issued with an exercise price of CAD$2.35 (US$1.75) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 891,778 common shares (“March 2023 Private Placement Warrants”). A finder’s fee of $208 (CAD$290) was paid and 142,685 March 2023 Private Placement Warrants were issued in connection with the private placement.

g)	On June 15 and on June 20, 2023, the Company closed registered direct offerings for gross proceeds of $6,873 through the issuance of 3,818,275 units (“Units”) at a price per Unit of US$1.80 (CAD$2.41). Each Unit consists of one common share and one half of one common share purchase warrant (each whole such warrant a “Warrant”). An aggregate of 1,909,134 Warrants were issued with an exercise price of CAD$2.93 (US$2.20) The Warrants have a term of two years and if fully exercised, will result in the issuance of an additional 1,909,134 common shares (“June 2023 Registered Direct Offerings Warrants”). A finder’s fee of $550 (CAD$733) was paid and 305,462 non-registered warrants were issued in connection with the Registered Direct Offerings.

13

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS

a) Warrants

(i)	Warrant transactions for the six months ended June 30, 2023 and for the year ended December 31, 2022 are as follows:

	Number	Weighted Average Exercise Price
Balance, January 1, 2022	5,966,204	$3.55
Expiration of warrants	(5,437)
Exercise of warrants	(630,161)
Warrants issued in the November 2022 Private Placement	1,726,366
Balance, December 31, 2022	7,056,972	$3.07
Warrants issued in the March 2023 Private Placement	1,034,463
Exercise of warrants (*)	(65,000)
Warrants issued in the June 2023 Registered Direct Offerings	2,214,596
Balance, June 30, 2023	10,241,031	$2.67

(*)	During the six months ended June 30, 2023, the Company issued 65,000 shares in respect of 65,000 warrants that were exercised for gross proceeds of $99. All exercised warrants were warrants classified as a liability prior to their exercise.

14

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

a) Warrants (continued)

As at June 30, 2023, the Company had outstanding warrants, enabling the holders to acquire common shares as follows:

June 30, 2023	Expiry date	Exercise price			Exercise price (USD)
2,658,313	November 10, 2025	ILS	7.1418	(1)	$1.93
1,366,631	December 24, 2025	ILS	7.1418	(1)	$1.93
221,100	April 22, 2026	ILS	29.025	(2)	$7.84
1,084,562	May 6, 2026	ILS	29.025	(2)	$7.84
1,661,366	November 8, 2024	CAD	2.04		$1.60
1,034,463	March 13, 2025	CAD	2.35		$1.75
2,214,596	June 15, 2025	CAD	2.93		$2.20
10,241,031

1.	On March 31, 2021, warrant holders and the Company, agreed that the exercise price of CAD$2.70 would be payable in New Israeli Shekels. The exercise price is NIS 7.1418 per warrant.

2.	On June 30, 2021, warrant holders and the Company, agreed that the exercise price of CAD$11.04 would be payable in New Israeli Shekels. The exercise price is NIS 29.025 per warrant. On March 27, 2023, the expiry dates of a total of 221,100 share purchase warrants were extended by three years to April 26, 2026, and the expiry dates of a total of 1,084,562 share purchase warrants were extended by three years to May 6, 2026.

b) Stock Options

Stock option transactions for the six months ended June 30, 2023, and for the year ending December 31, 2022, are as follows:

	Number	Weighted Average Exercise Price (CAD)	Weighted Average Exercise Price (USD)
Balance January 1, 2022	820,010	$2.26	$1.78
Options granted	1,200,000	3.67
Exercise of options	(116,667)	2.27
Expiry of options	(20,000)	1.50
Balance December 31, 2022	1,883,343	$3.17	$2.45
Options granted (i-iv)	1,585,250	1.78	1.34
Balance June 30, 2023	3,468,593	$2.53	$1.91

(i)

On January 4, 2023, 816,500 stock options were issued to directors and consultants with an exercise price of CAD$1.65. The options expire on January 4, 2033. The fair value of the options granted was estimated at $1,017 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$1.80; Expected option life 10 years; Volatility 112%; Risk-free interest rate 3.28%; Dividend yield 0%.

(ii)	On February 8, 2023, 100,000 stock options were issued to a consultant with an exercise price of CAD$1.50. The options expire on November 25, 2027. The fair value of the options granted was estimated at $135 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.18; Expected option life 4.8 years; Volatility 112%; Risk-free interest rate 3.16%; Dividend yield 0%.

(iii)	On April 18, 2023, 423,750 stock options were issued to employees with an exercise price of CAD$1.60. The options expire on April 18, 2033. The fair value of the options granted was estimated at $420 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$1.42; Expected option life 10 years; Volatility 111%; Risk-free interest rate 3.57%; Dividend yield 0%.

(iii)	On June 28, 2023, 245,000 stock options were issued to officers with an exercise price of CAD$2.45. The options expire on June 28, 2033. The fair value of the options granted was estimated at $443 using the Black-Scholes option pricing model, using the following assumptions: Share Price: CAD$2.92; Expected option life 5 years; Volatility 111%; Risk-free interest rate 4.14%; Dividend yield 0%.

15

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 5 - WARRANTS AND OPTIONS (CONTINUED)

b) Stock Options (continued)

As at June 30, 2023, the Company had outstanding stock options, enabling the holders to acquire common shares as follows:

Outstanding as of June 30, 2023	Exercisable as of June 30, 2023	Expiry date	Exercise price (CAD)		Exercise price (USD)
543,333	510,000	August 20, 2025	CAD	1.50	$1.11
40,000	40,000	September 1, 2025	CAD	2.25	$1.66
33,333	33,333	January 28, 2025	CAD	3.00	$2.21
50,000	33,333	June 3, 2026	CAD	8.40	$6.20
16,677	11,118	October 28, 2026	CAD	8.00	$5.90
900,000	337,500	August 2, 2032	CAD	3.56	$2.63
300,000	300,000	August 21, 2032	CAD	4.00	$2.95
816,500	802,063	January 4, 2033	CAD	1.65	$1.22
100,000	25,000	November 25, 2027	CAD	2.01	$1.48
423,750	-	April 18, 2033	CAD	1.60	$1.21
245,000	-	June 28, 2028	CAD	2.45	$1.85
3,468,593	2,117,347

Share-based compensation expense is recognized over the vesting period of options. During the six months ended June 30, 2022, share-based compensation of $2,547 was recognized and charged to the Consolidated Statement of Comprehensive Loss (June 30, 2022 – $111).

c) RSU’s

On August 4, 2022, the Company granted 1,265,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 590,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,265,000 common shares of no-par value in the Company (“Common Shares”).

On January 4, 2023, the Company granted 1,027,000 Restricted Share Units (“RSUs”) to directors, officers and advisers, of which 260,000 RSU’s are to executives and directors, pursuant to the Company’s RSU Plan and in acknowledgment of the Company’s management recent success and increased future workload. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 1,027,000 common shares of no-par value in the Company (“Common Shares”).

On April 18, 2023, the Company granted 116,250 Restricted Share Units (“RSUs”) to employees, pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 116,250 common shares of no-par value in the Company (“Common Shares”).

On June 28, 2023, the Company granted 165,000 Restricted Share Units (“RSUs”) to officers pursuant to the Company’s RSU Plan. The RSUs will vest at each recipient’s discretion and taking into account personal tax implications and convert into 165,000 common shares of no-par value in the Company (“Common Shares”).

RSU’s transactions for the six months ended June 30, 2023, and for the year ending December 31, 2022, are as follows:

Number
Balance, January 1, 2022	-
RSU’s granted	1,265,000
Exercise of RSU’s	(545,000)
Balance, December 31, 2022	720,000
RSU’s granted	1,308,250
Exercise of RSU’s	(30,000)
Expiry of RSU’s	(66,667)
Balance, June 30, 2023	1,931,583

Total exercisable RSU’s as at June 30, 2023, are 585,333 (December 31, 2022 – 225,832). During the six months ended June 30, 2023, share-based compensation of $420 was recognized and charged to the Consolidated Statement of Comprehensive Loss (June 30, 2022 – $nil).

16

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 6 - REVENUES:

Revenue streams:

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022

Revenues from services:
Revenues from services	618	301	1,149	638
Revenues from leasing	154	75	287	159

Precision metal parts:
Revenues from sales of precision metal parts	795	1,054	1,612	1,872
Smart Carts:
Revenues from smart carts project	1,574	-	4,701	207
	3,141	1,430	7,749	2,876

NOTE 7 – OPERATING SEGMENTS:

The Company and its subsidiaries are engaged in the following three segments:

a.	Services to the military/security markets as well as development of related products for the civilian and retail markets. (“Services”)

b.	Retail automation solutions – Smart Carts (“Smart Carts”)

c.	Manufacturing and selling of precision metal parts – “Precision Metal Parts”

	Six Months Ended June 30, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,612	$1,436	$4,701	$7,749
Inter-segment	-	(281)	-	(281)
Total	1,612	1,155	4,701	7,468

Segment loss (gain)	548	(56)	8,276	8,768
Loss on revaluation of warrant liability				2,344
Finance expense, net				153
Tax expenses				-
Loss				$11,265

17

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

	Six Months Ended June 30, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,872	$797	$207	$2,876
Inter-segment	-	-	-	-
Total	1,872	797	207	2,876

Segment loss	199	492	5,397	6,088
Loss on sale of fixed asset				16
Finance expense, net				(7)
Tax expenses				-
Loss				$6,097

	Three Months Ended June 30, 2023
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$795	$772	$1,575	$3,141
Inter-segment	-	(281)	-	(281)
Total	795	491	1,575	2,860

Segment loss (gain)	277	122	4,339	4,738
Loss on revaluation of warrant liability				2,749
Finance expense, net				(65)
Tax expenses				-
Loss				$7,422

	Three Months Ended June 30, 2022
	Precision Metal Parts	Advanced Engineering	Smart Carts	Total
Revenues
External	$1,054	$376	$-	$1,430
Inter-segment	-	-	-	-
Total	1,054	376	-	1,430

Segment loss	137	210	3,023	3,370
Loss on sale of fixed asset				-
Finance expense, net				(5)
Tax expenses				-
Loss				$3,365

18

A2Z SMART TECHNOLOGIES CORP.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Expressed in thousands of US Dollars)

NOTE 8 - FINANCIAL RISK FACTORS:

ECL and their measurement

ECL are measured as the unbiased probability-weighted present value of all cash shortfalls over the expected life of each financial asset. For receivables from financial services, ECL are mainly calculated with a statistical model using three major risk parameters: probability of default, loss given default and exposure at default. The estimation of these risk parameters incorporates all available relevant information, not only historical and current loss data, but also reasonable and supportable forward-looking information reflected by the future expectation factors. This information includes macroeconomic factors (e.g., gross domestic product growth, unemployment rate, cost performance index) and forecasts of future economic conditions. For receivables from financial services, these forecasts are performed using a scenario analysis (base case, adverse and optimistic scenarios).

As of June 30, 2023, and December 31, 2022, ECL for trade and other account receivables are not material, and as such are not disclosed, in accordance IFRS 9.

NOTE 9 – SUBSEQUENT EVENTS

a)	During July 2023, the Company issued 100,000 shares in respect of 100,000 RSU’s that were exercised.

b)	During August 2023, the Company issued 2,000 shares in respect of 2,000 warrants that were exercised for gross proceeds of $3.

19